Mail Stop 3561

October 30, 2007

Mr. Frank F. Ferola
Chief Executive Officer
The Stephan Co.
1850 West McNab Road
Fort Lauderdale, Florida 33309

       RE: **The Stephan Co.**
               Form 10-K for Fiscal Year Ended December 31, 2006
               Form 10-QSB for Fiscal Quarter Ended June 30, 2007
               Filed April 18, 2007 and August 13, 2007
               File No. 1-4436

Dear Mr. Ferola:

We have reviewed your response letter dated September 24, 2007 and have the following additional comment. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. We may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended December 31, 2006

Note 8. Income Taxes, page F-19

1.   We have reviewed your response to comment four in our letter dated September 11, 2007. Please show us how you computed the amounts in the line item in the reconciliation captioned "[g]oodwill impairment, net of deferred tax benefit." Additionally, tell us in detail what the line items captioned "excess of tax amortization over book" and "deferred tax benefit" represent, how the amounts were computed, and why these items affect your total income tax provision and effective income tax rate.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 or Robyn Manuel at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William Thompson
Branch Chief